BofA Securities, Inc. One Bryant Park New York, New York 10036	SVB Securities LLC 255 California Street 12th Floor San Francisco, California 94111

VIA EDGAR

June 14, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joe McCann

                 Aric-James Prazeres

Re:	Arcellx, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-265573

Dear Mr. McCann,

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, wish to advise you that there will be distribution to underwriters, institutions, dealers and others, who are reasonably anticipated to participate in the distribution of the securities, of as many copies of the preliminary prospectus included in the above-named Registration Statement on Form S-1 (File No. 333-265573) (the “Registration Statement”) as appears to be reasonable to secure the adequate distribution of the preliminary prospectus.

We have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Arcellx, Inc. for acceleration of the effective date of the Registration Statement so that it becomes effective at 9:00 a.m. Eastern Time on June 16, 2022, or as soon thereafter as practicable, or at such other time as Arcellx, Inc. or its counsel may orally request via telephone call to the staff of the Division of Corporate Finance of the Securities and Exchange Commission.

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Very truly yours,

By:	BOFA SECURITIES, INC.

By:	/s/ John Bishai
Name: John Bishai
Title: Managing Director

By:	SVB SECURITIES LLC

By:	/s/ Murphy Gallagher
Name: Murphy Gallagher
Title: Senior Managing Director